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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bardown Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 DeWolf Road - Ste 206
(No. and Street)

Old TAPPAN (City) NJ (State) 07675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E. Rankel (917) 225-2478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Polcari & Company, CPA's
(Name – *if individual, state last, first, middle name*)

2035 Hamburg Tpke-Unit H (Address) Wayne (City) NJ (State) 07470 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Douglas Sanzone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bardown Capital LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH A. RITTER CHUNG
NOTARY PUBLIC OF NEW JERSEY
ID # 50011382
My Commission Expires 3/6/2020

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) EXEMPTION REPORT.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POLCARI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2035 HAMBURG TURNPIKE, UNIT H
WAYNE, NEW JERSEY 07470
TELEPHONE: (973) 831-6969
FAX: (973) 831-6972
E-MAIL: POLCARICO@OPTONLINE.NET

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Bardown Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bardown Capital LLC as of December 31, 2017, the related statements of income, changes in member equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bardown Capital LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bardown Capital LLC's management. Our responsibility is to express an opinion on Bardown Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bardown Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III Reconciliations Under Rule 17a-(d)(4) and have been subjected to audit procedures performed in conjunction with the audit of Bardown Capital LLC's financial statements. The supplemental information is the responsibility of Bardown Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Polcari & Company
Polcari & Company
Certified Public Accountants

We have served as Bardown Capital LLC's auditor since 2014 (formerly Bayes Capital Markets, LLC)
Wayne, NJ
February 27, 2018

Bardown Capital LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	481,165
Receivable from clearing broker		129,008
Equipment, net of accumulated depreciation of $5,024		40,877
Security deposit		19,185
Due from affiliate		3,000
Prepaid expenses		1,046
Total assets	$	674,281
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable and accrued expenses	$	58,864
Due to affiliate		1,395
		60,259
Commitments and contingencies		
Members' equity		614,022
Total liabilities and members' equity	$	674,281

The accompanying notes are an integral part of these financial statements.

Bardown Capital LLC
Statement of Operations
Year Ended December 31, 2017

Revenues	
Trading income(loss)	$ (3,554)
Other income	4,000
Total	446
Expenses	
Technology costs	464,615
Professional fees	65,412
Occupancy, including rent expense of $49,192	63,624
Communications	21,960
Clearing and execution	17,295
Depreciation	5,024
Regulatory fees	3,611
Other	6,515
	648,056
Net loss	$ (647,610)

The accompanying notes are an integral part of these financial statements.

Bardown Capital LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2017

Member's equity, December 31, 2016	**$**	**1,241,632**
Net loss		**(647,610)**
Contributions		**25,000**
Withdrawals		**(5,000)**
Members' equity, December 31, 2017	**$**	**614,022**

The accompanying notes are an integral part of these financial statements.

Bardown Capital LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities	
Net loss	$ (647,610)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	5,024
Unrealized losses	(76)
Increase (decrease) in cash attributable to changes in operating assets and liabilities	
Accounts payable and accrued expenses	32,137
Receivable from clearing broker	23,444
Due from parent	1,077
Proceeds from securities sold not yet purchased	(291)
Prepaid expenses	(594)
Due from affiliate	(3,000)
Due to affiliate	(3,387)
Security deposit	(19,185)
Net cash used in operating activities	(612,461)
Cash flows from investing activities	
Purchase of equipment	(45,901)
Net cash used by investing activities	(45,901)
Cash flows from financing activities	
Member's contributions	25,000
Member's distributions	(5,000)
Net cash provided by financing activities	20,000
Net decrease in cash	(638,362)
Cash - beginning	1,119,527
Cash - ending	$ 481,165
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization

Bardown Capital LLC, formerly known as Bayes Capital Markets LLC (the "'Company"'), is a Delaware limited liability company whose sole member until May 25, 2017 was BCM Holdings LLC ("Holdings"). On May 26, 2017, Holdings distributed its interest in the Company to its members in accordance with a Membership Interest Distribution Agreement dated that date.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a member of the NASDAQ OMX PHLX and is a market-maker on the PSX.

The Company is exempt under section (k)(2)(ii) from SEC Rule 15c3-3 (the "Customer Protection Rule") in that it introduces its customer, Bayes Capital LLC, an affiliated broker-dealer (the "Affiliate"), on a fully-disclosed basis to Electronic Transaction Clearing, Inc. ("ETC"), its clearing broker with whom, according to its clearing agreement, it is required to maintain minimum equity, including cash and positions, of not less than $150,000. At December 31, 2017, the Company's equity at ETC was approximately $21,000 less than the requirement. ETC did not seek any remedies that may have been available to it under the clearing agreement and the Company subsequently has deposited additional funds so that its equity at ETC exceed the minimum requirement.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Trading income or loss is generated by providing quotes (both bid and offer) on the PSX for equity securities, whereby a profit or loss is earned on the bid-offer spread.

Fixed Assets
Fixed assets, consisting of equipment, is stated at cost, less accumulated depreciation. Depreciation is calculated on a straight-line basis based over the estimated useful lives of five years.

Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent.

The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Parent files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. As of December 31, 2017, the Parent's U.S. federal return and state returns for the years 2014 onward are open under the normal statute of limitations. As of December 31, 2017, the Parent did not have any unrecognized tax liabilities on behalf of the Company.

3. Cash

At December 31, 2017, cash consists of a checking account at a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in exposure in excess of such insurance coverage of $231,165.

4. Concentration of Credit Risk and Financial Instruments with Off-Balance Sheet Credit Risk

In the normal course of business, the Company's activities involve the execution of customer securities transactions which are settled by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, and payment and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing broker has the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing broker on a daily basis, and reserving for doubtful accounts when necessary.

5. Related-Party Transactions

During 2017, Holdings entered into a venture with a third party whereby a new entity was formed in which Holdings owns a 50% interest. The new entity was formed for the principal purpose of improving and exploiting, directly or indirectly, the third party's technology for pricing and hedging options, undertaking or cooperating with others to develop or improve institutions and practices associated with options, such as exchange management, market making, clearing and pricing. In connection with Holdings' undertaking and the Company', the Company is obligated to fund development costs of the new entity in an amount not to exceed approximately $30,000 per month in exchange for the exclusive use of the resultant software in the Company's proprietary trading activities which is expected to commence in early 2018 The Company will be further obligated to pay the new entity $30,000 per month for as long as the Company continues to use the software. In further connection with this undertaking, the Company, through a nominee, entered into a lease for office space on May 24, 2017 which expires on June 30, 2018 whereby the Company is obligated to pay $6,395 per month. Rent expense for 2017 under this lease, included in Occupancy in the accompanying statement of operations, was $38,242.

Unrelated directly to the venture described in the preceding paragraph, the third party referenced thereto entered into an agreement with the Company in September, 2017 whereby the third party rents storage space on the Company's servers in return for a monthly fee of $1,000 which aggregated $4,000 for 2017 and is reported as Other income in the accompanying statement of operations.

The Company maintains an expense sharing agreement with Holdings, under which the Company does not pay directly for any, New Jersey office rent, regulatory, consulting, travel or general office expenses. In 2017, the Company was charged $31,478 pursuant to the terms of this agreement. In addition, the Company, Holdings and the Affiliate, may pay expenses on each other's behalf, which are subsequently reimbursed. As of December 31, 2017, $1,395 was due to Holdings and $3,000 was due from an affiliate of Holdings.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $549,914, which exceeded the required minimum net capital of $100,000 by $449,914. Aggregate indebtedness at December 31, 2017 totaled $60,259. The ratio of aggregate indebtedness to net capital was .11 to 1.

7. Commitments and Contingencies

The Company maintains offices in two locations. In New Jersey, the Company shares office space with an affiliate which has a short-term operating lease expiring in 2018 and in New York City where it maintains an office in space leased under an operating lease agreement which expires in June, 2018. Minimum future rental payments required on the New York City lease as of December 31, 2018, are $38,370.

8. Subsequent Events

Subsequent events were evaluated through February 27, 2018, the date the financial statements were available to be issued, and the Company has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Bardown Capital LLC

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Net capital:			
Total members' equity		$	614,022
Deduct nonallowable assets:			
Fixed assets, net	40,877		
Security deposit	19,185		
Due from affiliate	3,000		
Prepaid expenses	1,046		
			64,108
Net capital before haircuts on securities (tentative net capital)			549,914
Haircuts on securities			0
Net capital		$	549,914
Aggregate indebtedness:			
Accounts payable and accrued expenses		$	58,864
Due to affiliate			1,395
Total aggregate indebtedness		$	60,259
Computation of basic net capital requirement:			
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $100,000, whichever is greater)		$	100,000
Excess net capital at 1500 percent		$	449,914
Excess net capital at 1000 percent		$	543,888
Ratio of aggregate indebtedness to net capital			0.11

Bardown Capital LLC

Schedule II

Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2017

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Bardown Capital LLC **Schedule III**

Reconciliations

Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2017

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	549,914
	Net Capital, per schedule I	**$**	**549,914**
2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	60,259
	Aggregate indebtedness, per schedule I	**$**	**60,259**

POLCARI & CO.

CERTIFIED PUBLIC ACCOUNTANTS

2035 HAMBURG TURNPIKE, UNIT H
WAYNE, NEW JERSEY 07470
TELEPHONE: (973) 831-6969
FAX: (973) 831-6972
E-MAIL: POLCARICO@OPTONLINE.NET

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Bardown Capital LLC

We have reviewed management's statements, included in the accompanying Computation of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Bardown Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bardown Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Bardown Capital LLC stated that Bardown Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bardown Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bardown Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Polcari & Company

Polcari & Company
Certified Public Accountants

Wayne, NJ 07452
February 27, 2018

Rule 15c3-3 Exemption Report
December 31, 2017

Bardown Capital LLC ("the Company")

The Company, to its best knowledge and belief, during the year ended December 31, 2017, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Name: Douglas Sanzone
Title: CEO
Date: February 27, 2018